UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

U.S. GoldMining Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90291W108

(CUSIP Number)

Rick Werner, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90291W108
1. Names of Reporting Person GoldMining Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,891,303 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 9,891,303 (1)
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by the Reporting Person 9,891,303 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 80.7% (1)(2)
14. Type of Reporting Person (See Instructions) HC

(1) Includes warrants to purchase 122,490 shares of Common Stock of the Issuer that are exercisable within sixty days of the date of this Schedule 13D.

(2) This calculation is based on 12,257,491 shares of Common Stock, which is comprised of (i) 12,135,001 shares of Common Stock (assuming no exercise of the Warrants (as defined in Item 3 of this Schedule 13D) included in the Units (as defined in Item 3 of this Schedule 13D)) of the Issuer outstanding immediately after the closing of the Issuer’s initial public offering as discussed in Item 3 of this Schedule 13D and disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933 with the Securities and Exchange Commission on April 20, 2023, and (ii) 122,490 shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Person within sixty days of the date of this Schedule 13D.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (“Common Stock”), of U.S. GoldMining Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 2Y3.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of GoldMining Inc. (the “Reporting Person”).

(b) The business address of the Reporting Person is 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 2Y3.

(c) The principal business of the Reporting Person is mineral exploration and development.

(d) The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of Canada.

Item 3. Source and Amount of Funds or other Consideration.

The Issuer closed an initial public offering (the “IPO”) of units (“Units”) comprised of one share of its Common Stock and one warrant to purchase one share of Common Stock (a “Warrant”) on April 24, 2023. Prior to the pricing of the IPO, the Reporting Person held 9,500,001 shares of Common Stock, representing approximately 93.73% of the issued and outstanding shares of Common Stock. The Reporting Person purchased 122,490 Units in the IPO on April 19, 2023, and an additional 53,400, 44,136, 25,001, 12,282 and 11,503 shares of Common Stock in the open market on April 20, 2023, April 21, 2023, April 25, 2023, April 26, 2023, and April 27, 2023, respectively.

Pursuant to a share exchange agreement dated August 5, 2015 between the Issuer, the Reporting Person, and BRI Alaska Holdings Inc. (as of such date, the parent company of the Issuer and a wholly owned subsidiary of the Reporting Person)(the “Share Exchange Agreement”), which is attached hereto as Exhibit 2 and incorporated herein by reference, the Reporting Person acquired beneficial ownership of 9,500,001 shares of Common Stock at a price of C$0.1695 per share.

The Reporting Person purchased 122,490 Units in the IPO on April 19, 2023 at the public offering price of $10.00 per Unit.

The Reporting Person purchased 53,400 shares of Common Stock on April 20, 2023 in the open market for $9.0057 per share of Common Stock.

The Reporting Person purchased 44,136 shares of Common Stock on April 21, 2023 in the open market for $8.9835 per share of Common Stock.

The Reporting Person purchased 25,001 shares of Common Stock on April 25, 2023 in the open market for $9.0440 per share of Common Stock.

The Reporting Person purchased 12,282 shares of Common Stock on April 26, 2023 in the open market for $8.7594 per share of Common Stock.

The Reporting Person purchased 11,503 shares of Common Stock on April 27, 2023 in the open market for $9.0087 per share of Common Stock.

All of the shares of Common Stock and Warrants beneficially owned by the Reporting Person were paid for using working capital.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The Issuer closed its IPO of Units on April 24, 2023. Prior to the pricing of the IPO, the Reporting Person held 9,500,001 shares of Common Stock, representing approximately 93.73% of the issued and outstanding shares of Common Stock. The Reporting Person purchased 122,490 Units in the IPO on April 19, 2023, and an additional 53,400, 44,136, 25,001, 12,282, and 11,503 shares of Common Stock in the open market on April 20, 2023, April 21, 2023, April 25, 2023, April 26, 2023 and April 27, 2023, respectively. The Reporting Person beneficially owns a majority of the voting power of all outstanding shares of Common Stock. As a result, the Issuer is a “controlled company” within the meaning of Nasdaq’s corporate governance standards.

Certain individuals serve as directors or management of both the Issuer and the Reporting Person. Tim Smith serves as the Issuer’s Chief Executive Officer and Vice President, Exploration of the Reporting Person, Alastair Still serves as the Chairman of the Board of Directors of the Issuer and the Chief Executive Officer of the Reporting Person, and Garnet Dawson serves as a member of the Board of Directors of each of the Issuer and the Reporting Person.

The Reporting Person purchased the Units in the IPO and the shares of Common Stock in open market transactions based on the Reporting Person’s belief that the shares of Common Stock and Warrants, when purchased, represented an attractive investment opportunity. The Reporting Person intends to review its investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and Warrants, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. The Reporting Person may make further acquisitions of shares of Common Stock or Warrants from time to time and, subject to certain restrictions, including certain lock-up restrictions, may dispose of any or all of the shares of Common Stock or Warrants held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice, subject to certain restrictions, including certain lock-up restrictions. Any purchase or sale may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Person has had discussions with management of the Issuer, the Issuer’s Board of Directors, other representatives of the Issuer and other investors regarding the Issuer, including but not limited to its operations, strategy, management, capital structure, its ownership of the Issuer and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas, plans or proposals that, if effected, may result in one or more of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) The Reporting Person has not effected any transactions of the Issuer’s shares of Common Stock or Warrants during the sixty days preceding the date of this report, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d) No person, other than the Reporting Person, is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock or Warrants reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

Lock-Up Agreement

In connection with the IPO, the Reporting Person has agreed to be subject to a lock-up period of 180 days following the closing date of the IPO (the “Lock-Up Agreement”). This means that, during the applicable lock-up period, the Reporting Person may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, subject to certain customary exceptions. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 1.

Except as described in this Item 6 and otherwise described in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Lock-Up Agreement
Exhibit 2	Share Exchange Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2023	Goldmining inc.

	By:	/s/ Pat Obara
	Name:	Pat Obara
	Title:	Chief Financial Officer